Exhibit B

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF PROCESS EQUIPMENT, INC.

Pursuant to NRS 78.385 and 78.390, the corporation hereby amends its Articles of Incorporation.

1.       The name of the corporation is Process Equipment, Inc.

2.       Article ____ of the Articles of Incorporation shall be amended in its entirety to read as follows:

The aggregate number of capital stock shares which the corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common stock, $0.001 par value.

3.       The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: _________

By: /s/ George Cortessis
Principal Executive Officer